UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2023
Commission File Number
001-39349

DoubleDown Interactive Co., Ltd.
(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer
c/o DoubleDown Interactive, LLC
605 5
th
 Avenue, Suite 300
Seattle, WA 98104
+1-206-408-4545
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
    ☒  Form 20-F    ☐  Form 40-F

Table of Contents
INFORMATION CONTAINED IN THIS FORM
6-K
REPORT
Issuance of Press Release; Financial Statements
On November 8, 2023, DoubleDown Interactive Co., Ltd. (the “
Company
”) issued a press release announcing its financial results for the third quarter ended September 30, 2023 and its unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2023.
The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.
The unaudited condensed consolidated financial statements furnished in this report on Exhibit 99.2 is hereby incorporated by reference into the Company’s Registration Statement on Form
F-3
(File
No. 333-267422),
to be a part there of from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated November 8, 2023

99.2	Unaudited condensed consolidated financial statements of the Company for the three and nine months ended September 30, 2023

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.
Date: November 8, 2023
	By:	/s/ Joseph A. Sigrist
	Name:	Joseph A. Sigrist
	Title:	Chief Financial Officer